Exhibit 99.1

May 12, 2014

Lumenis Ltd. Reports First Quarter Financial Results

•	Positive momentum continues with 9.5% revenue growth and improved profitability

•	Multiple new product approvals across business portfolio

Yokneam, Israel– May 12, 2014 – Lumenis Ltd., the world's largest medical laser company for surgical, ophthalmic and aesthetic applications, today announced first quarter 2014 financial results.

First Quarter 2014 Summary:

•	Revenues of $65.8 million, up 9.5% year-over-year

•	Gross Margin of 52.6%, up 151 basis points year-over-year

•	Adjusted EBITDA of $4.8 million, up 37.9% year-over-year

•	Non-GAAP Net Income of $2.2 million, up 154.0% year-over-year. GAAP Net Loss of $3.1 million

•	$3.1 million net cash flow generated from ongoing business activities (1)

"We are pleased with our operating performance and financial results, highlighted by strong revenue growth of 9.5% and continued improvement in gross margins and profitability" said Tzipi Ozer-Armon, Chief Executive Officer. “I am particularly excited about the introduction of our new LightSheer® line and the Lumenis PulseTM120H, our advanced innovative Urology platform, that we believe will enhance our future growth as they increase our addressable market and improve our position in the industry. The proceeds from our IPO have further solidified our balance sheet and provided capital to further invest in our business.”

First Quarter 2014 Financial Results

Total revenue in the first quarter of 2014 was $65.8 million, an increase of 9.5% compared to revenue of $60.1 million last year. Product revenue was $52.6 million, an increase of 11.5% compared to product revenue of $47.2 million last year. Total revenue growth was driven primarily by our two largest business segments, Surgical and Aesthetic and product revenues posted growth in all geographical regions, with particular strength in Europe, the Middle East and Africa (EMEA) and Asia Pacific (APAC).

First quarter 2014 gross profit was $34.6 million, an increase of $3.9 million, or 12.7%, compared to $30.7 million last year. First quarter 2014 gross margin was 52.6%, compared to 51.1% last year, an increase of 151 basis points.

On a GAAP Basis:

First quarter 2014 GAAP operating expenses were $33.0 million, an increase of $4.1 million, or 14%, compared to operating expenses of $28.9 million last year. The increase was mainly driven by investment in sales and marketing, increased investment in R&D as well as one-time IPO related expenses.

First quarter 2014 GAAP operating income was $1.6 million, a decrease of $0.1 million, or 8.7%, compared to GAAP operating income of $1.7 million last year. First quarter 2014 GAAP operating margin was 2.4%, compared to 2.9% last year.

First quarter 2014 GAAP net loss was $3.1 million, a decrease of $3.1 million, compared to near breakeven last year.  GAAP net loss per share was $0.10 in the first quarter of 2014 compared to breakeven last year, based on 30.9 million and 29.0 million diluted shares outstanding respectively.

On a Non-GAAP Basis:

First quarter of 2014, Non-GAAP results exclude a $4.9 million one-time items related to our IPO. Of these expenses, $4.0 million were a one-time payment to Bank Hapoalim B.M. triggered by the completion of the Company’s IPO, as defined in the Company’s loan agreement with Bank Hapoalim B.M. Non-GAAP results also exclude stock based compensation expense of approximately $0.8 million and the revaluation income of embedded derivative of approximately $0.3 million.

First quarter 2014 Non-GAAP operating income was $3.3 million, an increase of $1.0 million, or 44.0%, compared to Non-GAAP operating income of $2.3 million last year. First quarter 2014 Non-GAAP operating margin was 5.0%, compared to 3.8% last year.

First quarter 2014 Adjusted EBITDA was $4.8 million, an increase of $1.3 million, or 37.9%, compared to $3.5 million last year.  Adjusted EBITDA margin was 7.4% compared to 5.8% last year.

First quarter 2014 Non-GAAP net income was $2.2 million, an increase of $1.3 million, or 154.0%, compared to $0.9 million last year.  Non-GAAP net income per diluted share was $0.07 in the first quarter of 2014 compared to $0.03 last year based on 32.4 million and 29.6 million diluted shares outstanding respectively.

Cash and cash equivalents were $114.9 million as of March 31, 2014 compared to $42.8 million as of December 31, 2013. This increase is primarily due to the successful completion of our initial public offering in March 2014.

New Product Introductions and Approvals

•
Surgical:  In March, the Company received FDA clearance and CE mark for the “Lumenis Pulse 120H”, the new high-power Holmium platform, with unrivaled power, speed, safety and versatility. This single platform provides a superior offering for four major urological procedures- Enucleation, Flexible Ureteroscopy, Vaporization and PCNL. The Company is planning over 30 physician training courses worldwide this year to drive the adoption of this product.

•
Aesthetics: The Company announced two new additions to the Lightsheer® family of hair removal products. The “Lightsheer® InfinityTM” is Lumenis’ most advanced laser hair removal system which is an optimal solution for all skin types, including tanned and dark skin types. The “Lightsheer® DesireTM” is a compact, portable and upgradable system with an advanced user interface, which allows easy treatment delegation and a quick learning curve. Both systems are up to 75 percent faster than other currently available devices and have received very positive feedback from physicians and patients in recent American and European tradeshows.

•
Ophthalmic: The Company received both an FDA approval and a Japanese MHLW clearance for the ArrayTM LaserLinkTM pattern scanning device for multi-spot laser photocoagulation at the end of calendar 2013, and began commercialization in Japan in the first quarter. The early market response in Japan for this new scanning device has been very positive, where Ophthalmologists have expressed enthusiasm particularly about the shorter treatment time and reduced patient discomfort.

Full Year 2014 Financial Guidance

For the full year ended December 31, 2014, we expect to report:

•	Revenue in a range of $282 to $285 million, representing an increase of 6.3% to 7.4% year-over-year

•	Adjusted EBITDA in a range of $28.6 to $30.2 million, representing an increase of 10% to 16% year-over-year

•	Non-GAAP Net Income in a range of $17.6 to $19.2 million, representing an increase of 18% to 29% year-over-year, and Non-GAAP EPS of $0.50 to $0.54

(1): Net cash flow generated from ongoing business activities includes cash flow from operating and investing activities as well as foreign currency translation adjustments related to cash and cash equivalents in the period.

Conference Call

Lumenis will host a conference call on Monday, May 12, 2014 at 5:00 p.m. Eastern Time to discuss its first quarter 2014 financial results. The call will be concurrently webcast. To listen to the conference call on your telephone, please dial the following numbers approximately ten minutes prior to the start of the call: 888-389-5988 for callers based in the United States, 1-80-924-5906 for callers based in Israel and 719-325-2432 for callers based in all other countries. The reservation code for the call is 9972028.  Please dial in approximately ten minutes prior to start time. To access the live audio webcast or subsequent archived recording, visit the Investor Relations section of Lumenis’ website at http://www.lumenis.com. The replay will be available on the Company’s website for approximately 90 days.

About Lumenis

Lumenis is a global leader in the field of minimally-invasive clinical solutions for the Surgical, Ophthalmology and Aesthetic markets, and is a world-renowned expert in developing and commercializing innovative energy-based technologies, including Laser, Intense Pulsed Light (IPL) and Radio-Frequency (RF). For nearly 50 years, Lumenis' ground-breaking products have redefined medical treatments and have set numerous technological and clinical gold-standards.  Lumenis has successfully created solutions for previously untreatable conditions, as well as designed advanced technologies that have revolutionized existing treatment methods in each and every one of the verticals we operate in. Our drive for innovation stems from an uncompromising commitment to improving the health and well-being of our patients; addressing new and growing needs of aging populations; and in offering medical professionals cutting-edge solutions that fit seamlessly into the health-economics environment of the 21st century. The world over, we bring Energy to Healthcare. For more information visit: www.lumenis.com

Forward-Looking Statements

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include but are not limited to the Company's plans, objectives and expectations for future operations, including its projected results of operations. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “plan,” “project” or other similar words, but are not the only way these statements are identified. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including those risks discussed under the heading "Risk Factors" in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

LUMENIS LTD.
(Unaudited)

Consolidated Revenue, by Geography

	Three	Three
	Months Ended	Months Ended
	March 31,	March 31,	% Change
U.S. dollars in thousands	2014	2013	Year-over-Year
Revenues:
Americas	$21,545	$20,579	4.7%
APAC	18,755	16,610	12.9%
EMEA	14,260	11,403	25.1%
Japan	11,244	11,519	(2.4)%*
Total Revenues	$65,804	$60,111	9.5%

(*) +2% on a constant currency basis

Consolidated Revenue, by Segment

	Three	Three
	Months Ended	Months Ended
	March 31,	March 31,	% Change
U.S. dollars in thousands	2014	2013	Year-over-Year
Revenues:
Aesthetic	$26,564	$21,611	22.9%
Surgical	24,345	23,202	4.9%
Ophthalmic	14,895	15,298	(2.6	)%**
Total Revenues	$65,804	$60,111	9.5%

(**) -0.8% on a constant currency basis

LUMENIS LTD.
Condensed Consolidated Statements of Operations
(Unaudited)
	Three	Three
	Months Ended	Months Ended
	March 31,	March 31,
U.S. dollars in thousands (except per share data)	2014	2013

Revenues:

Products	$52,606	$47,198
Services	13,198	12,913
Total Revenues	$65,804	$60,111

Cost of Revenues
Products	24,688	22,457
Services	6,529	6,968
Total Cost of Revenues	31,217	29,425

Gross Profit	$34,587	$30,686

Operating Expenses:
Research and development, net	6,268	5,052
Selling and marketing	20,861	19,010
General and administrative (*)	5,872	4,886
Total Operating Expenses	33,001	28,948

Operating Income	$1,586	$1,738

Financial expenses, net	59	966
IPO related Bank Cash Fee	4,000	-

Total Financial Expenses	4,059	966

Pre-Tax Income (Loss)	$(2,473)	$772

Tax expenses	664	814

Net Loss	$(3,137)	$(42)

Net loss per common shares:
Basic	$(0.10)	$(0.00)

Diluted	$(0.10)	$(0.00)

Weighted-average common shares outstanding:
Basic	30,865,773	28,981,858

Diluted	30,865,773	28,981,858

(*) General and administrative expenses for the three months ended March 31, 2014, include IPO related compensation expenses in the amount of $880.

LUMENIS LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
(U.S. dollars in thousands)	2014	2013
	(Unaudited)
ASSETS
Cash and cash equivalents	$114,869	$42,811
Trade receivables (net of allowance for doubtful accounts of $2,484 and $2,690 at March 31, 2014 and December 31, 2013 respectively)	40,896	42,867
Prepaid Expenses and other receivables	9,770	10,194
Inventories	38,058	36,075
Total Current Assets	203,593	131,947

Finished goods used in operations, net	4,756	4,793
Property and equipment, net	8,795	8,094
Goodwill	50,217	50,217
Severance pay fund	3,452	3,875
Other assets	7,213	7,519
Total Long-Term Assets	74,433	74,498
TOTAL ASSETS	$278,026	$206,445

LIABILITIES AND SHAREHOLDERS' EQUITY
Restructured debt	17,335	17,493
Trade payables	27,095	24,553
Other accounts payable and accrued expenses	43,185	39,413
Deferred revenues and customers advances	21,312	19,057
Total Current Liabilities	108,927	100,516

Restructured debt	51,489	52,024
Accrued post-employment benefits	8,428	8,906
Deferred revenues	7,765	8,144
Other liabilities	19,090	19,155
Total Long-Term Liabilities	86,772	88,229

TOTAL LIABILITIES	195,699	188,745

SHAREHOLDERS' EQUITY	82,327	17,700

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$278,026	$206,445

LUMENIS LTD.
Consolidated Statements of Cash Flows
(Unaudited)

	Three	Three
	Months Ended	Months Ended
	March 31,	March 31,
(U.S. dollars in thousands)	2014	2013

Cash flows from operating activities:
Net Loss	$(3,137)	$(42)
Adjustments required to reconcile loss to net cash provided by operating activities:
Depreciation and amortization	1,588	1,252
Compensation related to employees stock option plan	794	405
Adjustments related to restructured debt	3,127	(733)
Revaluation of financial assets and other, net	296	215
Deferred income taxes, net	591	655

Decrease (increase) in trade receivables, net	2,094	(3,172)
Decrease (increase) in inventories and finished goods used in operations	(2,700)	864
Increase in prepaid expenses and other receivables	(653)	(29)
Increase in trade payables	1,797	4,695
Increase (decrease) in other accounts payables and accrued expenses (including short and long-term deferred revenues and customer advances)	435	(65)
Increase in accrued post-employment benefits, net	38	146
Increase (decrease) in other long term liabilities	(267)	499

Net cash provided by operating activities	4,003	4,690

Cash flows from investing activities:
Purchase of property and equipment	(919)	(638)
Net cash used in investing activities	(919)	(638)

Cash flows from financing activities:
Issuance of share capital, net	68,852	-
Proceeds from exercise of share options	35	12
Net cash provided by financing activities	68,887	12

Foreign currency translation adjustments related to Cash and cash equivalents	87	(321)

Increase in cash and cash equivalents	72,058	3,743
Cash and cash equivalents at the beginning of the period	42,811	27,103

Cash and cash equivalents at the end of the period	$114,869	$30,846

Supplemental information and disclosures of non-cash investing and financing activities:
Issuance costs by utilizing prepayments	$311	-
Accrued issuance costs	$1,557	-
Purchase of property and equipment	$650	-

Use of Non-GAAP Financial Measures:

The Company has presented the following non-GAAP financial measures in this press release: non-GAAP operating income, non-GAAP operating margin, non-GAAP net income, adjusted EBITDA and adjusted EBITDA margin.  The Company defines non-GAAP operating income as its reported operating income (GAAP) excluding stock-compensation expense, one-time charges and other non-recurring operating costs and expenses. The Company defines adjusted EBITDA as its non-GAAP net income before financial expenses, net, taxes on income, and excluding depreciation and amortization expense. The Company defines its non-GAAP net income to exclude non-recurring or unusual expenses, specifically, in the first quarter of 2014: (i.) stock based compensation of $0.8 million, (ii.) IPO compensation-related expenses of approximately $0.9 million, (iii.) one-time payment to Bank Hapoalim of approximately $4.0 million triggered by the completion of the Company’s IPO and (iv.) embedded derivative revaluation income of approximately $0.3 million in the first quarter of fiscal year 2014.

LUMENIS LTD.
Reconciliation of GAAP to Non-GAAP results
(Unaudited)

	Three	Three
	Months Ended	Months Ended
	March 31,	March 31,
(U.S. dollars in thousands)	2014	2013

Reconciliation from GAAP Gross Profit to Non-GAAP Gross Profit

GAAP Gross Profit	$34,587	$30,686
Stock-based compensation	46	38
Non-GAAP Gross Profit	$34,633	$30,724

Reconciliation from GAAP Operating Income to Non-GAAP Operating Income and Adjusted EBITDA

GAAP Operating Income	$1,586	$1,738
Total stock-based compensation	793	405
Legal settlements	-	120
IPO compensation expenses	880	-
Non-GAAP Operating Income	3,259	2,263
Depreciation and Amortization	1,588	1,252
Adjusted EBITDA	$4,847	$3,515

Reconciliation from GAAP Net Loss to Non-GAAP Net Income

GAAP Net Loss	$(3,137)	$(42)
Total stock-based compensation	793	405
Legal settlements	-	120
IPO compensation expenses	880	-
One-time payment to Bank Hapoalim BM	4,000	-
Revaluation of embedded derivative and other non-recurring items	(339)	382
Non-GAAP Net Income	$2,197	$865

Reconciliation from GAAP Diluted Net Loss Per Common Share to Non-GAAP Diluted Net Income Per Common Share

GAAP diluted net loss per common share	$(0.10)	$(0.00)
Non-GAAP diluted net income per common share	$0.07	$0.03

Shares used in computing GAAP diluted net income per common share	30,865,773	28,981,858

Shares used in computing Non-GAAP diluted net income per common share	32,356,961	29,604,696